FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on July 26, 2006 announcing  agreement to purchase panamax bulk carrier vessel

                                                                       Exhibit 1

Euroseas Ltd. Announces Agreement to Purchase a Panamax Bulk Carrier Vessel

Maroussi, Athens, Greece – July 26, 2006 – Euroseas Ltd., an owner and operator of drybulk, containership carrier and multipurpose vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that on July 25, 2006, a subsidiary of Euroseas Ltd. signed a Memorandum of Agreement to purchase M/V “Torm Tekla”, a Panamax dry bulk carrier vessel of 69,268 dwt built in 1993. The vessel can transport bulk commodities like iron ore, coal, grain amongst others.

The vessel is to be delivered to Euroseas Ltd. between August 20 and September 20, 2006 at the sellers’ option. The M/V “Torm Tekla” comes with a period charter attached until November 20, 2006 at a rate of USD 19,750 per day.

Following the acquisition of the M/V “Torm Tekla”, the Company will have a fleet of 8 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 3 Handysize containerships and a Handysize multipurpose dry cargo vessel. Euroseas 4 drybulk carrier vessels have a total cargo capacity of 207,464 deadweight  tons (dwt), its 3 containerships have a cargo capacity of 66,100 dwt and 4,636 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt and 950 teu.

Aristides Pittas, Chairman and CEO of Euroseas commented: "Our strategy has been to take advantage of market opportunities and grow our company by focusing on age and size segments that maximize our return on equity. The acquisition of M/V “Torm Tekla” is consistent with this strategy. After the acquisition, the average age of our fleet will drop to about 18 years; and, excluding M/V “Ariel”, the oldest vessel in our fleet, the average age of our fleet will be 16.7 years which is the age group we believe allows us to maximize the return on our investments.  We look forward to further growing our company with suitable vessel acquisitions as opportunities emerge.”

Fleet Profile:

The fleet profile of Euroseas after the incorporation of M/V “Torm Tekla” in its fleet will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment
Dry Bulk Vessels
IRINI	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008
TORM TEKLA	Panamax	69,268		1993	TC ‘til Nov-06
NIKOLAOS P.	Handysize	34,750		1984	Spot
ARIEL	Handysize	33,712		1977	TC ‘til Sep-06
Total Dry Bulk Vessels	4	207,464

Multipurpose Dry Cargo Vessels
Tasman Trader	1	22,568	950	1990	TC ‘til Feb-12

Container Carriers
ARTEMIS	Handysize	29,693	2,098	1987	TC ‘til Dec-08
YM QINGDAO I	Handysize	18,253	1,269	1990	TC ‘til Mar-07
KUO HSIUNG	Handysize	18,154	1,269	1993	TC ‘til Nov-07
Total Container Carriers	3	66,100	4,636
Fleet Grand Total	8	296,132	5,586

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 135 years.

Euroseas operates in the dry cargo, drybulk and container, shipping markets, with operations managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels.   Euroseas employs its vessels in the spot and time charter markets and through pool arrangements.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  July 26 2006

    By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President